SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of August, 2014

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: 2Q14 Earnings Release

Copa Holdings Reports Net Income of US$118.2 Million and EPS of US$2.66 for the Second Quarter of 2014

Excluding special items, adjusted net income came in at $115.9 million, or EPS of $2.61 per share

Panama City, Panama --- August 6, 2014. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2014 (2Q14). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2013 (2Q13).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$118.2 million for 2Q14, or diluted earnings per share (EPS) of US$2.66. Excluding special items, Copa Holdings would have reported an adjusted net income of $115.9 million, or $2.61 per share, a 36.4% increase over adjusted net income of US$85.0 million and US$1.92 per share for 2Q13.

▪	Operating income for 2Q14 came in at US$131.2 million, a 34.3% increase over operating income of US$97.7 million in 2Q13. Operating margin for the period came in at 19.5%, compared to 16.5% in 2Q13, as a result of higher unit revenues.

▪	Total revenues increased 13.8% to US$673.6 million. Yield per passenger mile increased 1.6% to 16.6 cents and operating revenue per available seat mile (RASM) increased 3.7% to 13.3 cents. However, adjusting for a 10.9% increase in length of haul, yields increased 6.9% and RASM increased 9.2%.

▪	For 2Q14, passenger traffic (RPMs) grew 12.7% on a 9.7% capacity expansion. As a result, consolidated load factor came in at 77.3%, or 2.0 percentage points above 2Q13.

▪	Operating cost per available seat mile (CASM) remained unchanged at 10.7 cents from 2Q13. However, CASM, excluding fuel costs, decreased 0.9% to 6.6 cents.

▪	Cash, short term and long term investments ended 2Q14 at US$1.15 billion, representing 42% of the last twelve months’ revenues. Of this amount, 46% is in Venezuela pending repatriation due to government currency controls.

▪	During the month of June, Copa Airlines received payment of US$43.3 million from CENCOEX (“Centro Nacional de Comercio Exterior”) in Venezuela. The funds corresponded to repatriation requests from January and February 2013 and were honored at an exchange rate of 6.30 bolivars per dollar.

▪	During the second quarter, Copa Airlines took delivery of two Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 93 aircraft.

▪	For 2Q14, Copa Holdings reported consolidated on-time performance of 89.5% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	During July 2014, Copa Airlines signed a letter of intent agreeing to lease three new Boeing 737-800 aircraft and take delivery of these aircraft in August, October, and November of 2015.

▪	Copa Holdings will pay its third quarter dividend of US$0.96 per share on September 15, 2014, on all outstanding Class A and Class B shares, to stockholders of record as of August 29, 2014.

Consolidated Financial & Operating Highlights	2Q14	2Q13	% Change	1Q14	% Change
Revenue Passengers Carried ('000)	1,890	1,861	1.6%	2,032	-6.9%
RPMs (mm)	3,916	3,475	12.7%	3,917	0.0%
ASMs (mm)	5,067	4,618	9.7%	5,015	1.0%
Load Factor	77.3%	75.3%	2.0 p.p.	78.1%	-0.8 p.p.
Yield	16.6	16.4	1.6%	17.7	-5.9%
PRASM (US$ Cents)	12.8	12.3	4.3%	13.8	-6.9%
RASM (US$ Cents)	13.3	12.8	3.7%	14.2	-6.6%
CASM (US$ Cents)	10.7	10.7	0.0%	10.7	0.0%
CASM Excl. Fuel (US$ Cents)	6.6	6.7	-0.9%	6.6	1.3%
Breakeven Load Factor (1)	60.8%	61.6%	-0.8 p.p.	57.6%	3.2 p.p.
Fuel Gallons Consumed (Millions)	65.9	60.0	9.8%	65.3	0.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.13	3.08	1.5%	3.19	-1.9%
Average Length of Haul (Miles)	2,072	1,868	10.9%	1,928	7.5%
Average Stage Length (Miles)	1,210	1,126	7.5%	1,173	3.1%
Departures	29,726	29,357	1.3%	30,546	-2.7%
Block Hours	92,115	84,985	8.4%	91,569	0.6%
Average Aircraft Utilization (Hours)	11.0	10.9	0.7%	11.3	-3.0%
Operating Revenues (US$ mm)	673.6	592.0	13.8%	713.6	-5.6%
Operating Income (US$ mm)	131.2	97.7	34.3%	177.0	-25.9%
Operating Margin	19.5%	16.5%	3.0 p.p.	24.8%	-5.3 p.p.
Net Income (US$ mm)	118.2	74.4	58.7%	151.4	-21.9%
Adjusted Net Income (US$ mm) (1)	115.9	85.0	36.4%	153.6	-24.5%
EPS - Basic and Diluted (US$)	2.66	1.68	58.7%	3.41	-21.9%
Adjusted EPS - Basic and Diluted (US$) (1)	2.61	1.92	36.3%	3.46	-24.5%
# of Shares - Basic and Diluted ('000)	44,409	44,387	0.0%	44,403	0.0%

(1)Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 2Q14, 2Q13, and 1Q14 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges. Additionally, 2Q14 and 1Q14 exclude charges/gains related to the Venezuelan currency.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 2Q14 RESULTS

Copa Holdings’ second quarter results continued to benefit from strong demand. For 2Q14, the Company reported operating income of US$131.2 million, a 34.3% increase over 2Q13. As a result, the operating margin for the quarter stood at 19.5%, an increase of 3.0 percentage points over 2Q13.

Consolidated operating revenues increased 13.8% on a 9.7% capacity expansion during the period. Load factor came in at 77.3%, or 2.0 percentage points above 2Q13, while yields increased 1.6% to 16.6 cents. As a result, passenger revenues per ASM (PRASM) increased 4.3%, from 12.3 cents in 2Q13 to 12.8 cents in 2Q14. However, adjusting for a 10.9% increase in length of haul, PRASM increased 9.8% over 2Q13.

Consolidated operating expenses for 2Q14 increased 9.7% to US$542.4 million, while consolidated operating expenses per ASM (CASM) remained flat at 10.7 cents. Excluding fuel costs, unit costs decreased 0.9% to 6.6 cents, mainly as a result of the dilution of fixed costs associated with increased capacity and an increase in average stage length.

Aircraft fuel expense increased 11.5% or US$21.2 million compared to 2Q13, mainly as a result of increased capacity. The Company’s effective jet fuel price, which includes realized hedge gains of US$3.8 million and US$1.5 million for 2Q14 and 2Q13, respectively, increased from an average of US$3.08 in 2Q13 to US$3.13 in 2Q14.

For 2Q14, the Company had fuel hedges in place representing 29% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company has hedged approximately 26% for 3Q14, and 20% for 4Q14. For 2015, the Company has hedged approximately 15% of its forecasted fuel consumption.

The Company recorded a net non-operating income of US$0.8 million for 2Q14 compared to a net non-operating expense of US$15.3 million for 2Q13. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$4.1 million, compared to a fuel hedge mark-to-market loss of US$10.6 million for 2Q13.

Copa Holdings closed the quarter with US$1.15 billion in cash, short term and long term investments, representing 42% of last twelve months’ revenues. This amount includes US$528.1 million that are subject to exchange controls in Venezuela and are pending repatriation, of which US$445.6 million are registered at 6.30 bolivars per dollar, and US$82.5 million at the respective SICAD 1 rate. Cash, short term and long term investments excluding the funds pending repatriation from Venezuela represent approximately 23% of last twelve months’ revenues. Discussions with the Venezuelan Government are ongoing, and we continue to request for the Company’s pending repatriations to be expedited and honored at the exchange rate at which tickets were sold. Nonetheless, there is still no certainty regarding timing of approvals or the exchange rate at which the Company’s pending bolivar repatriation requests will be converted to US dollars.

At the end of 2Q14, total debt amounted to US$1.0 billion, all of which is related to aircraft financing.

Copa Holdings’ strong second quarter results are the product of a solid and well executed business model which leverages the Company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from its Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2014

Despite a strong first half of the year, we are seeing yield softness for the second half of 2014 mainly due to capacity reductions in Venezuela, as well as a transition to more non-bolivar sales, which will reduce our currency exposure going forward. As a result, the Company is revising its 2014 guidance as follows:

The Company expects to maintain its consolidated capacity growth at +/-10%. Load factor is still expected to come in at +/- 77%. However, the Company expects unit revenue to decline to +/-13.4 cents. Additionally, the Company is maintaining its CASM ex-fuel guidance to +/-6.8 cents.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.15 per gallon. As a result, the Company is lowering its full year operating margin guidance to a range of 18% to 20%.

Financial Outlook	2014 - Full Year Revised	2014 - Full Year Prior	2013 Reported
Capacity - ASM Growth	+/-10%	+/-10%	14.4%
Average Load Factor	+/-77%	+/-77%	76.7%
RASM (cents)	+/-13.4	+/-13.7	13.8
CASM Ex-fuel (cents)	+/-6.8	+/-6.8	6.9
Operating Margin	18-20%	19-21%	19.8%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 2Q14 totaled US$673.6 million, a 13.8% increase over operating revenue of US$592.0 million in 2Q13. This increase was due to a 14.4% or US$82.1 million increase in passenger revenue.

Passenger revenue. For 2Q14 passenger revenue totaled US$651.1 million, a 14.4% increase over passenger revenue of US$569.0 million in 2Q13. Passenger yield increased 1.6% to 16.6, while load factor increased 2.0%, which resulted in a 4.3% increase in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$22.5 million in 2Q14, a 2.4% decrease from cargo, mail and other of US$23.0 million in 2Q13.

Operating expenses

For 2Q14, consolidated operating expenses increased 9.7% to US$542.4 million, representing operating cost per available seat mile (CASM) of 10.7 cents. CASM, excluding fuel costs, decreased 0.9% to 6.6 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q14, aircraft fuel totaled US$205.9 million, an US$21.2 million or 11.5% increase over aircraft fuel of US$184.8 million in 2Q13. This increase was primarily a result of a 9.8% increase in gallons consumed, and a 1.5% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.13 in 2Q14 as compared to US$3.08 in 2Q13. The all-in average price per gallon of jet fuel for 2Q14 includes a $3.8 million fuel hedge gain, compared to a US$1.5 million gain in 2Q13. Excluding the effect of fuel hedge gains for both periods, fuel prices increased 2.5%, from US$3.11 per gallon in 2Q13 to US$3.18 in 2Q14.

Salaries and benefits. For 2Q14, salaries and benefits totaled US$69.6 million, a 5.3% increase over salaries and benefits of US$66.1 million in 2Q13. The main driver was an increase in operational headcount to support additional capacity.

Passenger servicing. For 2Q14, passenger servicing totaled US$65.5 million, an 8.5% increase over passenger servicing of US$60.4 million in 2Q13. This increase resulted from the growth in operations, and higher effective rates related to on-board and airport services.

Commissions. For 2Q14, commissions totaled US$24.5 million, a 0.8% increase over commissions of US$24.3 million in 2Q13. This increase was primarily a result a higher revenue base, largely offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$24.0 million, a 3.2% decrease from reservation and sales of US$24.8 million in 2Q13. This decrease was primarily a result of fewer commercial initiatives executed year-over-year.

Maintenance, material and repairs. For 2Q14, maintenance, material and repairs totaled US$29.3 million, a 28.5% increase over maintenance, material and repairs of US$22.8 million in 2Q13. This increase was mainly a result of more repairs and materials consumed due to more flight hours, as well as the full year effect of return condition provisions for new leased aircraft.

Depreciation. Depreciation totaled US$27.7 million in 2Q14, a 3.3% increase over depreciation of US$26.9 million in 2Q13. This increase was primarily driven by additional spare parts and aircraft components.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 14.5% from US$65.0 million in 2Q13 to US$74.3 million in 2Q14, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$21.5 million, an increase of US$2.1 million over 2Q13. This was primarily a result of an increase in other general administrative expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net income of US$0.8 million in 2Q14, compared to a net expense of US$15.3 million in 2Q13.

Interest expense. Interest expense totaled US$6.9 million in 2Q14, an 9.1% decline from interest expense of US$7.6 million in 2Q13, as a result of lower outstanding debt balance and lower interest rates on the Company’s variable debt.

Interest income. Interest income totaled US$3.6 million, a 26.2% increase over interest income of US$2.8 million in 2Q13, mainly as a result of a higher average cash and investments balance.

Other, net. Other, net totaled a net gain of US$4.1 million in 2Q14, compared to a net loss of US$10.6 million in 2Q13. Other, net for 2Q14, includes a fuel hedge mark-to-market gain of US$4.1 million, compared to a fuel hedge mark-to-market loss of US$10.6 million for 2Q13.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 67 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 95 aircraft: 69 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q14	2Q13	Change	1Q14	Change
Operating Revenues
Passenger Revenue	651,081	568,960	14.4%	691,977	-5.9%
Cargo, mail and other	22,480	23,038	-2.4%	21,629	3.9%
Total Operating Revenue	673,560	591,998	13.8%	713,605	-5.6%

Operating Expenses
Aircraft fuel	205,942	184,767	11.5%	208,014	-1.0%
Salaries and benefits	69,584	66,105	5.3%	73,976	-5.9%
Passenger servicing	65,533	60,389	8.5%	64,118	2.2%
Commissions	24,467	24,279	0.8%	26,132	-6.4%
Reservations and sales	23,978	24,763	-3.2%	23,853	0.5%
Maintenance, material and repairs	29,301	22,807	28.5%	24,746	18.4%
Depreciation	27,744	26,866	3.3%	27,821	-0.3%
Flight operations	32,547	30,028	8.4%	31,134	4.5%
Aircraft rentals	28,534	22,124	29.0%	25,315	12.7%
Landing fees and other rentals	13,250	12,789	3.6%	13,253	0.0%
Other	21,490	19,393	10.8%	18,246	17.8%
Total Operating Expense	542,369	494,309	9.7%	536,607	1.1%

Operating Income	131,192	97,689	34.3%	176,999	-25.9%

Non-operating Income (Expense):
Interest expense	(6,876)	(7,560)	-9.1%	(7,094)	-3.1%
Interest income	3,586	2,841	26.2%	3,736	-4.0%
Other, net	4,107	(10,616)	n/a	67	n/a
Total Non-Operating Income/(Expense)	817	(15,336)	n/a	(3,291)	n/a

Income before Income Taxes	132,008	82,354	60.3%	173,707	-24.0%

Provision for Income Taxes	13,836	7,912	74.9%	22,350	-38.1%

Net Income	118,172	74,441	58.7%	151,357	-21.9%

EPS - Basic and Diluted	2.66	1.68	58.7%	3.41	-21.9%
Shares - Basic and Diluted	44,408,515	44,387,279	0.0%	44,402,832	0.0%

Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	June 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$172,103	$139,108
Short-term investments	723,808	992,579
Total cash, cash equivalents and short-term investments	895,911	1,131,687

Accounts receivable, net of allowance for doubtful accounts	119,197	132,867
Accounts receivable from related parties	2,195	2,189
Expendable parts and supplies, net of allowance for obsolescence	63,806	56,814
Prepaid expenses	59,682	59,175
Other current assets	23,685	22,783
Total Current Assets	1,164,476	1,405,515

Long-term investments	253,876	37,590

Property and Equipment:
Owned property and equipment:
Flight equipment	2,554,756	2,477,830
Other equipment	84,529	73,487
	2,639,285	2,551,317
Less: Accumulated depreciation	(583,042)	(530,347)
	2,056,243	2,020,970
Purchase deposits for flight equipment	370,200	327,544
Total Property and Equipment	2,426,443	2,348,514

Other Assets:
Net pension asset	11,936	11,114
Goodwill	25,919	25,305
Intangible asset	30,968	28,214
Other assets	98,193	96,509
Total Other Assets	167,016	161,143
Total Assets	$4,011,811	$3,952,762

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$147,649	$156,329
Accounts payable	113,697	95,046
Accounts payable to related parties	16,235	14,483
Air traffic liability	463,283	578,439
Taxes and interest payable	96,211	113,541
Accrued expenses payable	72,930	75,975
Other current liabilities	8,484	8,133
Total Current Liabilities	918,489	1,041,946

Non-Current Liabilities:
Long-term debt	895,396	913,507
Post employment benefits liability	6,176	6,223
Other long-term liabilities	65,837	51,223
Deferred tax liabilities	35,858	37,959
Total Non-Current Liabilities	1,003,267	1,008,912

Total Liabilities	1,921,756	2,050,858

Shareholders' Equity:
Class A - 33,433,789 shares issued and outstanding	22,676	22,626
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	49,671	47,031
Retained earnings	2,004,859	1,820,580
Accumulated other comprehensive income (loss)	5,383	4,200
Total Shareholders' Equity	2,090,054	1,901,903
Total Liabilities and Shareholders' Equity	$4,011,811	$3,952,762

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	2Q14	2Q13	1Q13

Net income as Reported	$118,172	$74,441	$151,357

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	(4,105)	10,582	3,373
Loss due to devaluation of Venezuelan Bolivar	1,874	0	(1,178)
Adjusted Net Income	$115,941	$85,023	$153,553

Shares used for Computation (in thousands)
Basic and Diluted	44,409	44,387	44,403

Adjusted earnings per share - Basic and Diluted	2.61	1.92	3.46

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	2Q14	2Q13	1Q14

Operating Costs per ASM as Reported	10.7	10.7	10.7
Aircraft fuel per ASM	(4.1)	(4.0)	(4.1)
Operating Costs per ASM excluding fuel	6.6	6.7	6.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 8/6/2014
	By:	/s/ José Montero
Name: José Montero Title: CFO